UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Satyam Computer Services Limited
(Name of Subject Company)
Satyam Computer Services Limited
(Names of Persons Filing Statement)
Equity shares, par value Rs. 2.0 per share
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Mr. G. Jayaraman
Company Secretary
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
+(91) 40 3063 6363
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Signature
EX-4 Press Release of the Company dated June 21, 2009.
EX-5 Press Release of Tech Mahindra and the Company dated June 23, 2009.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2009 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the mandatory cash tender offer, referred to as an open public offer under Indian law (the “Open Public Offer”), by Venturbay Consultants Private Limited (“Venturbay”), a private limited company organized under the laws of India and a wholly-owned subsidiary of Tech Mahindra Limited (“Tech Mahindra”), a public limited company organized under the laws of India. The Open Public Offer is being made pursuant to a Letter of Offer, dated June 4, 2009 (the “Letter of Offer”), which is included as an exhibit to Venturbay’s tender offer statement on Schedule TO, dated June 8, 2009 (as amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
     Item 3 is hereby amended and supplemented by inserting the following paragraph after the last paragraph of such item:
     “On June 23, 2009, Tech Mahindra and the Company appointed CP Gurnani as the Chief Executive Officer of Mahindra Satyam (the new brand identity of Satyam) and S Durga Shankar as the Chief Financial Officer of Mahindra Satyam, effective immediately. Based on the information provided to the Company by Venturbay and Tech Mahindra, the relationship[s] between (a) Messrs. S Durga Shankar and (b) Venturbay, Tech Mahindra and their respective affiliates include:
•	Mr. Durga Shankar is currently the Senior Vice President, Mergers & Acquisitions at M&M Ltd. Prior to his this role he was the Group Chief Financial Officer of KSK Energy Ventures Limited. Before joining KSK Energy Ventures Ltd., he played a pivotal role in setting up the in-house investment banking activities for the Mahindra Group and spearheaded various domestic and international acquisitions. Durga Shankar brings about 26 years of experience in Investment Banking Advisory — M&A, Corporate Strategy, Corporate Treasury and International Investor Relations. Durgashankar has held several leading positions as Vice President, Corporate Strategy with M&M Ltd., as treasurer of M&M Ltd., and Zonal Manager of Chennai Zone at ICICI Bank Ltd. Durga Shankar holds a Bachelor’s degree in Commerce and ACA.”
Item 8. Additional Information
     Item 8 is hereby amended and supplemented by adding thereto the following:
     “On June 21, 2009, the Company issued a press release announcing its new brand identity, ‘Mahindra Satyam.’ A copy of the press release is attached hereto as Exhibit (4) and is incorporated herein by reference.
     On June 23, 2009, the Tech Mahindra and the Company appointed CP Gurnani as the Chief Executive Officer of Mahindra Satyam and S Durga Shankar as the Chief Financial Officer of Mahindra Satyam, effective immediately. As described in Item 3, Messrs. S Durga Shankar is an affiliate of Tech Mahindra and Venturbay. A copy of the press release announcing their appointment is attached hereto as Exhibit (5) and is incorporated herein by reference.”
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto the following exhibits:
(4)	Press Release of the Company dated June 21, 2009.

(5)	Press Release of Tech Mahindra and the Company dated June 23, 2009.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

June 23, 2009	SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

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